FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT REQUESTED BY SAP AG PURSUANT TO 17 C.F.R. § 200.83

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Kathleen Collins	October 18, 2012
Accounting Branch Chief
Securities and Exchange	Dr. Werner Brandt
Commission	Chief Financial Officer
Division of Corporation	T +49/62 27/7-65777
Finance	E werner.brandt@sap.com
100 F. Street, N.E.
Washington, DC 20549	Dr. Christoph Hütten
Chief Accounting Officer
Senior Vice President
Corporate Financial Reporting
T +49/62 27/7-63475
E christoph.huetten@sap.com

Re:	SAP Corporation

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed March 23, 2012

File No. 001-14251

Dear Ms. Collins,

By letter dated September 14, 2012, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided comments to SAP AG, (SAP or the Company) regarding SAP’s Form 20-F for the fiscal year ended December 31, 2011 filed March 23, 2012. For your convenience we have reproduced in bold below the Staff’s written comment followed by the Company’s responses thereto. The information designated by the symbol [***] in our response below has been omitted from this letter and been submitted separately to the Staff with confidential treatment requested pursuant to Rule 83 (17 C.F.R. § 200.83).

1.	We note that you have recorded a provision of US$272 million for the TomorrowNow litigation. Please tell us the factors you considered in determining the best estimate of the probable expenditure required to settle this obligation.

As disclosed in Note 24 “Litigation and Claims”, US$272 million is the amount that the trial judge determined in the case when, in September 2011, she set aside the original jury verdict and vacated the amount of damages that had previously been awarded by the jury.

FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT REQUESTED BY SAP AG PURSUANT TO 17 C.F.R. § 200.83

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Management took this decision by the trial judge as the starting point for the process of determining the best estimate of the expenditure required to settle the obligation that is the subject of the TomorrowNow litigation. In particular, management evaluated whether any other potential outcome would have a probability that is at least as high or higher than the probability that the judge’s decision will be upheld in the further proceedings. Based on this evaluation, management determined that US$ 272 million is the individual most likely outcome and the best estimate of the expenditure required to settle the TomorrowNow litigation obligation. Factors considered in this determination include:

•

Management considered whether an out of court settlement was likely. Based on SAP’s previous court-mediated settlement discussions with Oracle in connection with this litigation matter, management determined that it was not.

•

Management intensively consulted with in-house and external legal counsel to obtain and consider their views on the different possible outcomes of the case and their respective probability. All these consultations contributed to the view that there is no potential alternative outcome with a probability that is at least as high or higher than the probability that the judge’s decision will be confirmed in further proceedings.

•

As part of the information provided by in-house and external legal counsel, management assessed whether there are historical litigation cases that are sufficiently similar to the TomorrowNow litigation that their outcomes could provide useful input for the determination of the best estimate. Management concluded that the case is unique and that there is no history of similar cases that could be the basis for the measurement of the provision.

•

In applying para 40 of IAS 37, which addresses the measurement of a single obligation such as the TomorrowNow case, management evaluated whether “other possible outcomes are either mostly higher or mostly lower”. As disclosed in Note 24 there are alternative outcomes both in excess of and below the individual most likely outcome of US$272 million. Management concluded that the other possible outcomes are not mostly higher or mostly lower.

•

Management considered whether, in the light of the guidance in para 43 of IAS 37, the best estimate of the expenditure should consider some risk adjustment and thus be higher than the US$272 million which was determined to be the most likely outcome. After consultation with internal and external counsel management determined that it would not be possible to make a reliable estimate of the amount of such a risk adjustment. Additionally, management concluded that, due to the existence of both more favorable and less favorable potential outcomes, US$272 million is a sufficiently reasonable best estimate of the most likely outcome.

As part of your response, please tell us how you considered the mid-point of the range of possible outcomes in determining your best estimate, as required by paragraph 39 of IAS 37.

The guidance in IAS 37 on measurement distinguishes between (a) provisions that involve a large population of items and (b) provisions that measure a single obligation. In addition to the general measurement guidance on the ‘best estimate’ in paras 36 to 38 of IAS 37, specific guidance is provided:

•	in para 39 of IAS 37 for provisions that involve a large population of items; and

•	in para 40 of IAS 37 for provisions that measure a single obligation.

The guidance to use the mid-point of the range is provided in para 39 and thus only applies to provisions that involve a large population of items. Per the wording of para 39, the ‘mid-point of the range’ guidance is additionally limited to cases where “there is a continuous range of possible outcomes and each point in the range is as likely as

FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT REQUESTED BY SAP AG PURSUANT TO 17 C.F.R. § 200.83

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any other”. We therefore do not believe that the ‘mid-point of the range’ guidance applies to the TomorrowNow provision because (a) it is not a provision that involves a large population of items and (b) there is no continuous range of possible outcomes with each point in the range being as likely as any other.

Further, tell us what consideration you gave to disclosing the factors you considered in determining your best estimate.

IAS 37.85 requires for “each class of provision” the following to be disclosed:

“(b) an indication of the uncertainties about the amount or timing of those outflows. Where necessary to provide adequate information, an entity shall disclose the major assumptions made concerning future events, as addressed in paragraph 48 …”

In order to address this disclosure requirement for SAP’s litigation-related provisions, SAP provided the following disclosure in Note 24:

“However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. We cannot reliably estimate the maximum possible loss in case of an unfavorable outcome.”

Considering the history, size and uncertainties of the TomorrowNow litigation SAP provided the following disclosures specifically for the TomorrowNow litigation although IAS 37 does not require disclosures for individual cases of litigations:

•	On the face of our primary statements SAP disclosed the amount of provision recorded and the respective expense.

•

In the notes SAP made detailed disclosure of all relevant information regarding the case including the relevant data points in the case, i.e. the damages computed by Oracle, the damages computed by SAP’s expert, the amount awarded by the jury.

Management determined that the presentation and specific information in Note 24 would provide sufficient detail even in excess of what is required under IFRS for a user of our financial statements to understand the measurement of the provision and the uncertainties surrounding it.

2.	We note your disclosure on page F-63 regarding the Versata litigation. Tell us if you have paid or accrued any amounts relating to this matter as of December 31, 2011.

[***] As of December 31, 2011, we had not paid any amounts to Versata relating to this matter.

FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT REQUESTED BY SAP AG PURSUANT TO 17 C.F.R. § 200.83

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Further, tell us the factors you considered in determining your best estimate of the probable expenditure required to settle this obligation.

[***]

As part of your response, please tell us how you considered the mid-point of the range of possible outcomes in determining your best estimate, as required by paragraph 39 of IAS 37.

Please refer to our respective response to question 1.

Further, tell us how you considered the jury verdict reached in May 2011 in favor of Versata and the judge’s order of pre-judgment interest in determining your best estimate.

[***]

Lastly, please tell us what consideration you gave to disclosing the factors you considered in determining the best estimate.

In regard to the disclosures, management followed the same approach as outlined in question 1. above, i.e. SAP disclosed the significant uncertainties inherent in litigation cases as well as the amounts awarded by the jury respectively and aspects of the judge’s order.

[***]

FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT REQUESTED BY SAP AG PURSUANT TO 17 C.F.R. § 200.83

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The Company hereby acknowledges the following:

(a) The Company is responsible for the adequacy and accuracy of the disclosure in filing;

(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the foregoing, please do not hesitate to contact Dr. Christoph Hütten at +49 6227 7-63475 or Wendy Boufford at 650-845-5791.

Very truly yours,

/s/ Dr. Werner Brandt	/s/ Dr. Christoph Hütten

Dr. Werner Brandt	Dr. Christoph Hütten
Chief Financial Officer	Chief Accounting Officer
SAP AG	SAP AG

cc:	Michael Junge, SAP AG